Exhibit (b)

ABLECO FINANCE LLC

299 Park Avenue

New York, New York 10171

May 13, 2008

Gull Holdings, Ltd.

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

Attn:	Dr. Myron W. Wentz

  Chief Executive Officer, Chairman

Canaccord Adams

99 High Street

Boston, Massachusetts 02110

Attn:	David T. Thibodeau

  Managing Director

Re:	Financing Commitment

Gentlemen:

Gull Holdings, Ltd., an Isle of Man company (“Gull Holdings”), has advised Ableco Finance LLC (“Ableco”) that Gull Holdings has formed or will form a new entity (such newly formed entity, “Holdco”) and that Holdco has formed or will form a new entity (“AcquisitionCo”) to tender for the purchase (the “Acquisition”) of all of the publicly held capital stock of USANA Health Sciences, Inc., a Utah Corporation (“USANA” and, upon the consummation of the merger of AcquisitionCo with and into USANA, the “Borrower”), not owned by Gull Holdings and certain other equity holders of USANA (the “Contributing Equity Holders”), and that Borrower requires financing (i) to refinance existing indebtedness of USANA, (ii) to fund a portion of the purchase price of the Acquisition, (iii) to pay fees and expenses related to the financing contemplated by this commitment letter and the Acquisition, and (iv) to fund the Borrower’s ongoing working capital requirements. It is our understanding that prior to or upon the consummation of the Acquisition (the date of which shall be the closing date of the Financing Facility referred to below) (a) all shares of USANA capital stock owned by Gull Holdings and the Contributing Equity Holders shall be contributed to Holdco in exchange for certain equity interests in Holdco, (b) Holdco shall acquire all of the issued and outstanding capital stock of AcquisitionCo in exchange for all of the capital stock of USANA owned by Holdco, and (c) AcquisitionCo shall merge with and into USANA with USANA surviving such merger.

We are pleased to advise you that Ableco is willing to act as lead arranger (in such capacity, the “Arranger”), bookrunner, syndication agent and administrative agent, in each case, in connection with a senior secured financing facility in the maximum aggregate principal amount of up to $215.0 million (the “Financing Facility”) substantially on the terms and

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May 13, 2008

conditions set forth in the Outline of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). The Financing Facility will consist of (a) a $15.0 million revolving credit facility and (b) a term loan facility of up to $200.0 million. All obligations of the Borrower under the Financing Facility will be guaranteed by Holdco and each domestic subsidiary of USANA that is not a Borrower (together with Holdco, each a “Guarantor” and collectively, the “Guarantors”) and secured by a first priority lien on, and security interest in, substantially all assets of the Borrower and the Guarantors, subject to such exclusions as the Arranger may reasonably agree.

Ableco is pleased to confirm its commitment to act as Arranger and bookrunner, to act as syndication agent and as administrative agent for the Financing Facility, and to provide the Borrower with the full amount of the Financing Facility, in each case on the terms and subject to the conditions contained in this commitment letter, the Term Sheet and the Fee Letter (as defined below).

Gull Holdings, on behalf of itself, the Borrower and the Guarantors, acknowledges that this commitment letter and the Term Sheet do not purport to summarize all the provisions which would be contained in definitive legal documentation for the Financing Facility. The loan documentation for the Financing Facility will include, in addition to the provisions that are summarized in this commitment letter, the Term Sheet and the Fee Letter, provisions that, in the reasonable opinion of the Arranger, are customary or typical for this type of financing transaction and other provisions that the Arranger reasonably determines to be appropriate in the context of the proposed transaction. Our fees for services related to the Financing Facility are set forth in a separate fee letter (the “Fee Letter”), dated as of the date hereof, entered into by Gull Holdings and the Arranger on the date hereof.

By its execution hereof and its acceptance of the commitment contained herein, Gull Holdings agrees to indemnify and hold harmless the Arranger and each of its assignees and affiliates and its directors, partners, members, officers, employees and agents (each an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, this commitment letter, the Acquisition or the extension of the Financing Facility contemplated by this commitment letter, or in any way arise from any use or intended use of this commitment letter or the proceeds of the Financing Facility contemplated by this commitment letter, and Gull Holdings agrees to reimburse each Indemnified Party for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities which are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party, its affiliates or its or their officers, directors, employees and agents. In the event of any litigation or dispute involving this commitment letter, the Term Sheet, the Fee Letter or the Financing Facility, the Arranger shall not be responsible or liable to Gull Holdings,

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May 13, 2008

any Borrower, any Guarantor, or any other person for any special, indirect, consequential, incidental or punitive damages. In addition, Gull Holdings agrees to reimburse the Arranger for all reasonable and supportable out-of-pocket costs and expenses (the “Expenses”) incurred by or on behalf of the Arranger in connection with the negotiation, preparation, execution and delivery of this commitment letter, the Term Sheet, the Fee Letter and any and all definitive documentation relating hereto and thereto, including, but not limited to, the reasonable fees and expenses of no more than two outside counsel to the Arranger (except that Schulte Roth & Zabel LLP shall be responsible for drafting and negotiating the definitive documentation on behalf of the Arranger and the lenders) and the reasonable and supportable out-of-pocket costs and expenses incurred by the Arranger in connection with any due diligence (including, without limitation, any interviews of USANA distributors and accounting due diligence conducted by third party examiners) and syndication of the Financing Facility. The obligations of Gull Holdings under this paragraph shall remain effective whether or not definitive documentation is executed and notwithstanding any termination of this commitment letter.

On the date of execution hereof, Gull Holdings shall pay to the Arranger in immediately available funds $100,000, which represents an additional deposit (the “Additional Deposit”), which is in addition to the initial expense deposit of $200,000 paid by Gull Holdings to the Arranger (together with the Additional Deposit, the “Deposit”). The Arranger may request, and Gull Holdings shall forthwith pay to the Arranger, in immediately available funds, an additional expense deposit if the amount of Expenses incurred or to be incurred by the Arranger in connection with the Financing Facility exceeds or will exceed the amount of the Deposit. If on the closing date of the Financing Facility the aggregate of the Deposit and any other amounts paid by Gull Holdings to the Arranger pursuant to this paragraph exceed the amount of Expenses incurred, the Arranger shall promptly refund such excess to Gull Holdings. The Deposit will not be segregated and may be commingled with other funds, and Gull Holdings will not be entitled to receive interest on the Deposit.

The Arranger’s commitment to provide the Financing Facility is subject to (i) the negotiation, execution and delivery of definitive loan documentation substantially on the terms and conditions set forth in the Term Sheet and in form and substance reasonably satisfactory to the Arranger and its counsel, (ii) the satisfaction of the Arranger that since March 31, 2008, there has not occurred or become known to the Arranger (A) any material adverse change with respect to the financial condition, business, operations, assets, liabilities or prospects of USANA and its subsidiaries (taken as a whole) (a “Material Adverse Change”), except to the extent disclosed in writing to the Arranger prior to the date hereof or disclosed in a document filed with the SEC prior to the date hereof and publicly available or (B) any new or inconsistent information or other matter not previously disclosed in writing by Gull Holdings to the Arranger (other than any projections, budgets, pro forma financial statements and general economic industry information) relating to USANA, Gull Holdings, any of their respective subsidiaries or the transactions contemplated by this commitment letter which has resulted in a Material Adverse Change, and (iii) the satisfaction of the conditions set forth in the Term Sheet. If at any time the Arranger shall reasonably determine that either (x) the Borrower is unable to fulfill any condition set forth in this commitment letter, the Term Sheet or the Fee Letter or (y) any Material Adverse Change

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May 13, 2008

has occurred, the Arranger may terminate this commitment letter by giving notice thereof to Gull Holdings (subject to the obligation of Gull Holdings to pay all fees, costs, expenses and other payment obligations hereunder to the extent that they expressly survive the termination of this commitment letter).

Gull Holdings, on behalf of itself, the Borrower and the Guarantors, acknowledges and agrees that the Arranger intends to syndicate a portion of the Financing Facility to one or more other lenders. The Arranger, as syndication agent, will, in consultation with Gull Holdings and USANA, manage all aspects of the syndication, including determining the timing of all offers to potential lenders, any title of agent or similar designations awarded to any lender and the acceptance of commitments, the amounts offered and the compensation provided to each lender from the amounts to be paid to the Arranger pursuant to the terms of this commitment letter and Term Sheet. By its execution hereof and its acceptance of the commitment contained herein, Gull Holdings agrees to take all action as the Arranger may reasonably request, from time to time prior to and up to 90 days subsequent to the closing date of the Financing Facility, to assist (and causing USANA to assist) the Arranger in forming a syndicate reasonably acceptable to the Arranger, including, without limitation, (i) making senior management of Gull Holdings and USANA available to participate in rating agency meetings (if necessary), lender meetings and other communications with potential lenders at such times and places as the Arranger may reasonably request, (ii) assisting in the preparation of an information memorandum for the financing and other marketing materials to be used in connection with the syndication thereof, and (iii) promptly providing the Arranger with all information deemed reasonably necessary by the Arranger to successfully complete the syndication of the financing; provided that syndication is not a condition to close.

Gull Holdings agrees that information regarding the Financing Facility and information provided by Gull Holdings, USANA or their respective representatives to the Arranger in connection with the Financing Facility (including, without limitation, draft and execution versions of the definitive loan documentation for the Financing Facility, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by Gull Holdings, USANA or any of their respective subsidiaries) may be disseminated to potential lenders (“Lenders”) and officers, directors, employees and affiliates of Lenders through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Financing Facility or otherwise, in accordance with the Arranger’s standard syndication practices (including hard copy and via electronic transmissions), and you acknowledge that neither the Arranger nor any of its affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of the information or other materials obtained from the Platform, except to the extent any such damages have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of the Arranger, any of its affiliates’ or its or their officers, directors, employees, affiliates or controlling persons. The Arranger agrees to inform all persons who receive information concerning Gull Holdings, USANA and their subsidiaries or this commitment letter

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that such information is confidential and may not be disclosed to any other person, except as permitted herein.

The Arranger agrees to use efforts equivalent to the efforts it applies to maintaining the confidentiality of its own confidential information to keep all information delivered by Gull Holdings, USANA or their respective affiliates to each Purchaser pursuant to this commitment letter confidential and shall continue to abide by the terms of the Confidentiality Agreement previously executed and delivered to Gull Holdings so long as such agreement remains in effect.

Gull Holdings, on behalf of itself, the Borrower and the Guarantors, acknowledges that certain of the Lenders may be “public side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to Gull Holdings, USANA, their respective affiliates or their respective securities) (each, a “Public Lender”). At the reasonable request of the Arranger, Gull Holdings agrees to prepare an additional version of the information packages related to Gull Holdings and USANA and presentations, in each case to be used by Public Lenders, that do not contain material non-public information concerning Gull Holdings or USANA, their respective affiliates or their securities. In addition, Gull Holdings agrees that unless specifically labeled “Private — Contains Non-Public Information,” no information, documentation or other data disseminated to prospective Lenders by or at the direction of Gull Holdings in connection with the syndication of the Financing Facility, whether through an internet site (including, without limitation, the Platform), electronically, in presentations at meetings or otherwise, will contain any material non-public information concerning Gull Holdings or USANA, their respective affiliates or their respective securities. It is understood that in connection with your assistance described above, authorization letters will be included in any Confidential Information Memorandum that authorize the distribution of the Confidential Information Memorandum to prospective Lenders, containing a representation to the Arranger that the public-side version does not include material non-public information about Gull Holdings, USANA, their respective affiliates and their respective securities. For the avoidance of any doubt, Gull Holdings acknowledges and agrees on behalf of itself, the Borrower and the Guarantors, that the following documents may be distributed to Public Lenders (unless Gull Holdings promptly notifies the Arranger that any such document contains material non-public information with respect to Gull Holdings, USANA or their respective affiliates or their respective securities): (a) drafts and final definitive documentation with respect to the Financing Facility; (b) administrative materials prepared by the Arranger for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) notification of changes in the terms of the Financing Facility.

Gull Holdings represents and warrants that (i) all written information and other materials concerning Gull Holdings, USANA, any other Borrower, any Guarantor or any of their respective affiliates (excluding any projections, budgets, pro forma financial statements and general economic industry information, collectively, the “Information”) which has been, or is hereafter, made available to Arranger by, or on behalf of Gull Holdings, any Borrower or any Guarantor is, or when delivered will be, when considered as a whole, complete and correct in all

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May 13, 2008

material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statement has been made and (ii) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (A) assumptions, methods and tests stated therein which are believed by Gull Holdings, any Borrower or any Guarantor, as applicable, to be reasonable and (B) information believed by Gull Holdings, any Borrower or any Guarantor, as applicable, to have been accurate based upon the information available to Gull Holdings, any Borrower or any Guarantor at the time such projections were furnished to the Arranger. With respect to the Information pertaining to USANA and its subsidiaries, the foregoing representations and warranties are made by Gull Holdings to the best of its knowledge as a result of Gull Holdings’ due diligence investigation of USANA and its subsidiaries. Gull Holdings agrees that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be, to the best of its knowledge, incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then Gull Holdings will promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances.

This commitment letter is delivered to Gull Holdings upon the condition that, prior to its acceptance of this offer and the payment of the Additional Deposit, neither the existence of this commitment letter, the Term Sheet or the Fee Letter, nor any of their contents, shall be disclosed by Gull Holdings, any Borrower, any Guarantor or any of their respective affiliates, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or, on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors and agents of Gull Holdings and USANA and (other than the Fee Letter) the sellers of the capital stock of USANA and their respective advisors. Notwithstanding the foregoing, the parties hereto acknowledge and agree that public filing of this commitment letter will be required to comply with the laws and regulations governing the Acquisition. In addition, Gull Holdings agrees that, except as otherwise required by law, it will (i) consult with the Arranger prior to the making of any public filing in which reference is made to the Arranger or the commitment contained herein, and (ii) obtain the prior approval of the Arranger before releasing any public announcement in which reference is made to the Arranger or to the commitment contained herein. Gull Holdings acknowledges that the Arranger and its affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which Gull Holdings or its affiliates may be business competitors, and that neither the Arranger or any of its affiliates will have any obligation to provide to Gull Holdings or any of its affiliates any confidential information obtained from or in respect of such other companies.

The offer made by the Arranger in this commitment letter shall expire, unless otherwise agreed by the Arranger in writing, at 5:00 p.m. (New York City time) on May 13, 2008, unless prior thereto the Arranger has received (i) a copy of this commitment letter and the Fee Letter, signed by Gull Holdings accepting the terms and conditions of this commitment letter, the Term Sheet and the Fee Letter and (ii) the Additional Deposit, in immediately

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available funds. The Arranger’s commitment to provide the Financing Facility shall expire and this commitment letter shall terminate upon the earlier of (x) the business day after the termination of the “tender offer” as described in the share solicitation documentation governing the Acquisition and (y) 5:00 p.m. (New York City time) on July 18, 2008, unless prior thereto, definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied (it being understood that Gull Holding’s obligation hereunder to pay all amounts in respect of indemnification and Expenses shall survive termination of this commitment letter); provided that this commitment letter and the Fee Letter (and all obligations of Gull Holdings herein and therein) shall automatically and without further action terminate and be of no further force or legal effect upon execution and delivery of the definitive documents for the Financing Facility and the consummation of the Acquisition, and such obligations shall be solely the obligations of the Borrower and the Guarantors pursuant to such definitive documentation.

This commitment letter shall not be assignable by you without the prior written consent of the Arranger (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, create any rights in favor of, or impose any obligations or commitments on, any person other than the parties hereto. The Arranger may assign its commitment hereunder, in whole or in part, to any of its affiliates or, with the consent of Gull Holdings (such consent not to be unreasonably withheld or delayed), to any Lender, and upon such assignment and the delivery by the assignee of an unconditional commitment with respect to the assigned portion of the commitment, subject only to the satisfaction with the final loan documentation, the Arranger shall be released from the portion of its commitment hereunder that has been assigned.

Ableco hereby notifies Gull Holdings that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) and other applicable law relating to money laundering and terrorist financing, Ableco, and each Lender, may be required to obtain, verify and record information that identifies Gull Holdings, USANA, each other Borrower and each Guarantor, which information includes the name and address of Gull Holdings, USANA, each Borrower and Guarantor and other information that will allow Ableco and each Lender to identify Gull Holdings, USANA, each other Borrower and each Guarantor in accordance with the Act and such other applicable law. This notice is given in accordance with the requirements of the Act and is effective for Ableco and each Lender.

As you know, Ableco may from time to time effect transactions, for its own account or the account of customers, and hold positions in loans or options on loans of Gull Holdings, USANA and other companies that may be the subject of this arrangement. In addition, Ableco may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning Gull Holdings, USANA and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to Ableco hereunder.

In addition, please note that the Arranger and its affiliates do not provide accounting, tax or legal advice.

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May 13, 2008

This commitment letter, including the attached Term Sheet (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York, without giving effect to the conflict of laws provisions thereof that would apply a different law, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts and delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. To the fullest extent permitted by applicable law, the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in this commitment letter or the Fee Letter and irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in any such court.

This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto.

Gull Holdings, Ltd.

May 13, 2008

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this commitment letter and the Fee Letter to the Arranger.

Very truly yours,

ABLECO FINANCE LLC

By:	/s/ Daniel Wolf
Name: Daniel Wolf
Title: President

Agreed and accepted on this 13th day of May 2008:

GULL HOLDINGS, LTD.

By:	/s/ Myron W. Wentz
Name: Myron W. Wentz
Title:

EXHIBIT A

USANA Health Sciences, Inc.

Senior Secured Credit Facilities

Outline of Terms and Conditions for Financing Facility

This Outline of Terms and Conditions is part of the commitment letter, dated May 13, 2008 (the “Commitment Letter”), addressed to Gull Holdings, Ltd. (“Gull Holdings”) by Ableco Finance LLC (“Ableco”) in its capacity as lead arranger (in such capacity, the “Arranger”) for the purpose of a recapitalization of USANA Health Sciences, Inc. (“USANA” or the “Company”) and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

Borrower:	USANA and a company newly formed by Holdco to effectuate the tender for the publicly held shares of USANA (“AcquisitionCo”). AcquisitionCo will be merged with and into USANA upon the consummation of the tender offer at closing.

Co-Borrowers:	Certain domestic subsidiaries of USANA to be agreed upon by Gull Holdings and the Arranger (together with USANA, each a “Borrower” and collectively, the “Borrowers”).

Guarantors:	Holdco and each domestic subsidiary of USANA that is not a Borrower (each a “Guarantor” and collectively, the “Guarantors”; the Guarantors and the Borrowers are collectively referred to herein as the “Loan Parties” and individually as a “Loan Party”).

Lender(s):	Ableco and/or one or more of its affiliates, and one or more banks and other commercial lenders (the “Lenders”) satisfactory to the Arranger after consultation with Gull Holdings. One or more such Lenders may act as administrative and/or collateral agent for the Lenders (in such capacity, the “Agent”).

Financing Facility:	A Financing Facility comprised of (i) a $15,000,000 revolving line of credit (the “Revolving Credit Facility”) and (ii) a term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Financing Facility”) in an amount of up to $200,000,000, made available on the closing date.

Revolving Credit Facility:

A $15,000,000 Revolving Credit Facility (the “Revolver Commitment”), with a subfacility for the issuance of letters of credit in an amount to be mutually agreed upon by Arranger and USANA (“Letters of Credit”). Aggregate revolving credit loans (the “Revolving Loans”) at any time outstanding shall not exceed the Revolver Commitment minus the aggregate undrawn face amount of all outstanding Letters of Credit. No Revolving Loans will be drawn on the Closing Date (as hereinafter defined).

Term Loan Facility:

A Term Loan Facility in an amount equal to the lesser of (i) $200,000,000 and (ii) an amount equal to (A) the purchase price for all publicly held capital stock of USANA (including stock option redemptions) acquired by AcquisitionCo, less (B) the sum of (1) the amount of debt of USANA repaid at close, not to exceed $25,000,000 in the aggregate, (2) an affiliate loan on terms reasonably satisfactory to the Agent made by USANA to Dr. Myron W. Wentz at close, not to exceed $10,000,000 in the aggregate, (3) an affiliate loan on terms reasonably satisfactory to the Agent made by USANA to Paul Meyer at close, not to exceed $13,300,000 in the aggregate, (4) fees and expenses paid at close in connection with the Acquisition, not to exceed $16,500,000 in the aggregate, and (5) cash on hand of USANA applied to fund the purchase price of the Acquisition, such amount to be no less than $15,000,000 in the aggregate (the “Term Loan”; and together with the Revolving Loans hereinafter collectively referred to as the “Loans”) shall be made on the Closing Date.

Letters of Credit:

Each Letter of Credit shall be issued by a bank selected by the Agent and shall have an expiry date that is not later than the Maturity Date (as hereinafter defined) unless on or prior to the Maturity Date such Letter of Credit shall be cash collateralized in an amount equal to 105% of the face amount of such Letter of Credit. The Borrowers will be bound by the usual and customary terms contained in the Letter of Credit issuance documentation of the issuing bank and the Agent.

Term:	The Financing Facility shall terminate on the five year anniversary of the Closing Date (the “Maturity Date”).

Mandatory and Optional Prepayment:	Mandatory: The Revolving Loans shall be prepaid to the extent that the aggregate outstanding principal amount of Revolving Loans and the undrawn and unreimbursed amount of Letters of Credit exceed the Revolver Commitment.

In addition, the Term Loan will be subject to mandatory prepayment from (i) 100% of the net proceeds of asset sales subject to reinvestment provisions and carve-outs to be mutually agreed; (ii) 100% of the net proceeds of any debt issuance that is not permitted under the loan documents; (iii) 100% of the net proceeds of any equity issuance that is not permitted under the loan documents; (iv) 100% of the proceeds of insurance and casualty receipts (in each case subject to reinvestment to be mutually agreed), tax refunds and other extraordinary events; and (v) pursuant to an annual “excess cash flow sweep” of 75% of consolidated excess cash flow, with stepdowns to be determined based on leverage. The definition of “excess cash flow” to be determined in a manner mutually acceptable to USANA and the Lender. In broad terms, “excess cash flow” will be based on EBITDA minus interest expense and loan servicing fees, taxes, principal payments on term loans, and net capital expenditures otherwise permitted. Such “excess cash flow sweep” will be based on the Borrowers’ results for each fiscal year. Reductions of the Term Loan will be applied in the inverse order of maturity.

Optional:

The Borrowers may prepay the Revolving Loans and the Term Loan, in whole at any time or in part from time to time.

Prepayment Premium:

In the case of any voluntary permanent reduction or termination of the Revolver Commitment or any optional prepayment of the Term Loan, the Borrowers shall be required to pay a prepayment fee (based upon the amount of such commitment reduction and principal amount of the Term Loan prepaid) as follows:

Year 1: 5% Year 2: 4% Year 3: 3% Year 4: 2% Year 5: 1%

Maturity/Amortization:	All Loans and all other obligations outstanding under the Financing Facility shall be payable in full on the Maturity Date.

The Term Loan shall amortize on a quarterly basis, commencing on the last day of the fiscal quarter ending after the Closing Date, and continuing each quarter thereafter in quarterly installments to be mutually agreed upon; provided, that the final installment shall be equal to the aggregate principal amount of the Term Loan then outstanding.

Closing Date:	The first date on which all definitive loan documentation reasonably satisfactory to the Arranger (the “Loan Documents”) are executed by the Loan Parties, the Agent and the Lenders and all conditions precedent set forth in such Loan Documents shall have been satisfied, which date shall not be later than July 18, 2008, unless otherwise agreed in writing by the Arranger and Gull Holdings (the “Closing Date”).

Collateral:	The Lenders would have a perfected first priority security interest (subject to customary permitted prior liens to be agreed upon) in substantially all existing and future assets of the Loan Parties, tangible and intangible, including, but not limited to cash and cash equivalents, accounts receivable, inventories, other current assets, investments (capital stock and loans and accounts receivable), property, plant and equipment, general intangibles, leaseholds, trademarks, tradenames, copyrights, patents and other assets, as well as a pledge of the stock of the Loan Parties and all subsidiaries (as applicable); provided, that the Loan Parties shall be required to pledge only 65% of the stock of each foreign subsidiary of such Loan Party if such Loan Party determines in its reasonable judgment that adverse tax consequences would result from a greater pledge.

Interest Rate:

The Financing Facility shall bear interest at the rate per annum equal to the Reference Rate plus 7.50% or 30, 60- or 90-day Libor plus 10.50%. Interest shall be payable monthly in arrears for Reference Rate borrowings and at the end of the Libor period for Libor borrowings. As used herein, “Reference Rate” shall be defined as the rate of interest publicly announced from time to time by JPMorgan Chase Bank in New York, New York as its reference rate, base rate or prime rate, provided that at no time shall the Reference Rate referred to above be less than 6.50%. As used herein, “Libor” shall be defined as the London Interbank Rate, provided that at no time shall the Libor rate referred to above be less than 3.50%. All interest and fees shall be computed on the basis of a year of 360 days for the actual days elapsed. If any event of default occurs and is continuing, at the election of the Agent or the required lenders, interest on the entire outstanding principal amount of the Financing Facility shall accrue at a rate per annum equal to 2.00% above the rate previously applicable to such obligation, payable on demand.

Cash Management:	Within a period of time after the closing date to be mutually agreed upon, all collections of the Loan Parties shall be deposited in accounts (collectively, the “Controlled Accounts”) subject to blocked account agreements in form and substance reasonably satisfactory to the Arranger (subject to exceptions to be agreed upon, including payroll accounts) and under the “control” (as defined in the UCC) of the Agent; provided that in the absence of an event of default, the Loan Parties may continue to make withdrawals and transfer funds from such Controlled Accounts. Following the occurrence and during the existence of an event of default, the Agent may direct the applicable depository bank(s) to transfer all funds deposited in the Controlled Accounts to the Agent on each business day and applied to repay the outstanding Loans.

Use of Proceeds:	To be used to (i) refinance indebtedness of USANA, (ii) fund a portion of the purchase price of the Acquisition; (iii) fund general corporate needs including working capital needs; and (iv) pay fees and expenses related to this transaction.

Expenses:	The Borrowers will pay on demand all reasonable costs and supportable expenses of the Arranger, the Agent and the Lenders (including reasonable legal fees of no more than two outside counsel (except that Schulte Roth & Zabel LLP shall be responsible for drafting and negotiating the primary loan documentation for the Financing Facility on behalf of the Lenders) and reasonably necessary local counsel, audit fees, search fees, filing fees, and documentation fees, and expenses in excess of the Deposit), incurred in connection with the Commitment Letter and this Term Sheet, whether or not such transactions close.

Syndication:

Gull Holdings on behalf of itself and each Borrower, acknowledges and agrees that the Arranger may syndicate a portion of the Revolving Credit Facility and Term Loan to one or more other lenders. Ableco will act as Arranger and bookrunner and, in consultation with Gull Holdings, will manage all aspects of the syndication, including determining the timing of all offers to potential lenders, any title of agent or similar designations awarded to any lender, the amounts offered and the compensation provided to each lender from the amounts to be paid to the Arranger pursuant to this Term Sheet. Gull Holdings agrees to take, and cause USANA to take, all action as the Arranger may reasonably request, from time to time, to assist the Arranger in forming a syndicate acceptable to the Arranger (which syndication period shall expire 90 days after closing) including, without limitation, (i) making senior management, representatives and advisors of itself and USANA available to participate in rating agency meetings, lender meetings and other communications with potential lenders at such times and places as the Arranger may reasonably request, (ii) assisting in the preparation of an information memorandum for the Financing Facility and other marketing materials to be used in connection with the syndication thereof, and (iii) promptly providing the Arranger with all information deemed necessary by the Arranger to complete the syndication of the Financing Facility. Syndication of the Revolving Credit Facility and Term Loan is not a condition to closing.

Conditions:	The obligation of the Agent and the Lenders to make any Loans or other financial accommodations under the Financing Facility will be subject to the following conditions precedent:

(i)	The good standing of each Loan Party in its respective state of incorporation and each Loan Party being qualified to do business in each other state where it has Collateral, other than such failures to be in good standing that could not reasonably be expected to result in a Material Adverse Change.

(ii)	The UCC financing statements, fixture filings, deeds of trust, or mortgages and related documents regarding the collateral (as applicable) have been recorded in all appropriate jurisdictions. The Arranger has received written notification reflecting the same and confirming the priority of the Agent’s liens.

(iii)

(A) The Arranger shall have received no later than 15 days after the end of each fiscal month occurring after the date hereof and prior to the Closing Date, a copy of USANA’s and its subsidiaries internally prepared financial statements for the most recent fiscal month and last twelve month period and (B) Adjusted EBITDA1 of USANA and its subsidiaries for the twelve months prior to the Closing Date, the calculation of which shall be reasonably satisfactory to the Arranger, shall be no less than $73,000,000.

(iv)	The capital structure of Holdco and its subsidiaries is satisfactory to the Arranger in its reasonable discretion, including the amounts and terms of the Borrower’s and the Guarantors’ other indebtedness. AcquisitionCo shall own on the Closing Date, no less than 90% (on a fully diluted basis) of the issued and outstanding common stock of USANA and, immediately following consummation of the Acquisition, shall have merged with and into USANA with USANA the survivor of such merger. To the extent less than 100% of the common stock of USANA is owned by AcquisitionCo on the Closing Date, AcquisitionCo shall agree, on or promptly after the Closing Date, to complete a “squeeze-out” to acquire the remaining minority shares.

(v)	At closing, the ratio of USANA’s senior secured indebtedness to the last twelve months of its Adjusted EBITDA is no greater than 3.25x. In addition, at closing, USANA’s market equity value (as determined by the purchase price for the Acquisition), calculated as a percentage of USANA’s total capitalization, shall not be less than 60%.

(vi)	At closing, USANA shall have employment agreements and non-compete agreements satisfactory to the Arranger in its reasonable discretion for Dr. Myron Wentz and David Wentz. In addition, the Arranger shall be satisfied that Dr. Myron Wentz and David Wentz (and their respective family members and trusts) collectively (a) own and control, directly or indirectly, at closing no less than 66% of the outstanding voting capital stock of USANA and (b) have the power to elect a majority of the board of directors of USANA.

(vii)	At closing, after giving effect to Acquisition (A) the Borrowers shall have availability under the Revolving Credit Facility of no less than $15,000,000 after accounting for the repayment of existing indebtedness,

[1]	Calculation of "Adjusted EBITDA" as used hereinafter, to be mutually agreed upon by USANA and Ableco.

paying all financing fees and expenses related to this transaction, and provided that accounts payable are at a level and in a condition reasonably satisfactory to the Arranger and (B) the Borrowers’ cash on hand shall not exceed $10.0 million.

(viii)	An opinion from the Borrowers’ and Guarantors’ outside counsel as to such matters as the Arranger may reasonably request.

(ix)	The preparation of all Loan Documents and other agreements, instruments, certifications, financing statements and other documents and writings evidencing or securing the Loans under the Financing Facility, and such other customary certifications as to certain corporate matters of the Loan Parties, in each case, in form and substance reasonably satisfactory to the Arranger in its reasonable discretion.

(x)	A true and complete copy of the charter, certificate of formation, certificate of limited partnership or other publicly filed organizational document of each Loan Party certified as of a recent date not more than 30 days prior to the Closing Date by an appropriate official of the state of organization of such Loan Party.

(xi)	All obligations of the Borrowers to the Agent and the Lenders shall be secured by a perfected, first priority, security interest in the Collateral granted to the Lenders under the Loan Documents, and the Agent shall have received (A) a pay-off letter with respect to the existing facility of the Company with Bank of America, NA (“BofA”) and all related documents executed by the Company and BofA, and any other pay-off letter requested by the Arranger with respect to any other financings or indebtedness of the Company or its subsidiaries not permitted under the Loan Documents in existence immediately prior to the Closing Date, in each case, in form and substance reasonably satisfactory to the Arranger and (B) UCC, tax and judgment lien searches and other appropriate evidence which demonstrates the absence of any other liens or mortgages on the Collateral (other than permitted liens).

(xii)

There shall exist no claim, action, suit, investigation, litigation or proceeding (including, without limitation, shareholder or derivative litigation) pending or threatened in any court or before any arbitrator or governmental authority which relates to the Financing Facility or which, in the reasonably opinion of the Arranger, has any reasonable likelihood of having a Material Adverse Change.

(xiii)	On the Closing Date, all representations and warranties contained in each Loan Document, certificate or other writing delivered to the Arranger shall be true and correct as though made on such date, and no default or event of default shall exist under the Loan Documents.

(xiv)	Each Borrower and its respective subsidiaries are in compliance with all applicable requirements of law, including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System.

(xv)	All necessary governmental, shareholder (including, without limitation, resolutions of each Loan Party certified by an authorized officer thereof and in form and substance satisfactory to the Arranger), and third-party approvals and/or consents in connection with the Financing Facility and the Acquisition have been obtained and remain in effect.

(xvi)	The Borrowers and Guarantors have insurance, satisfactory to the Arranger in its reasonable discretion; such insurance to include liability insurance for which the Agent for the benefit of itself and the Lenders would be named as an additional insured and property insurance with respect to the Collateral for which the Agent for the benefit of itself and the Lenders would be named as loss payee.

(xvii)	The Arranger is satisfied in its sole discretion with the cash management systems of the Loan Parties (provided that deposit account control agreements may be finalized after the Closing Date).

(xviii)	The Borrowers have paid to the Arranger all fees and expenses then owing to Arranger, the Agent and the Lenders hereunder, including all loan origination costs, which would include, but not be limited to, audit fees, attorneys’ fees, search fees, title fees, documentation and filing fees.

(xix)	USANA and each of its subsidiaries enters into a written agreement subordinating all of the claims that it has against the Loan Parties to the Lenders’ claims under the Financing Facility.

(xx)	(a) Prior to any public filing of the Offer to Purchase (the “Offer to Purchase”) and the Schedule TO (to be filed with the U.S. Securities and Exchange Commission) pertaining to the Acquisition, the Arranger shall have received drafts of the same and be reasonably satisfied with the terms thereof, (b) the Arranger shall be reasonably satisfied with any contribution agreement relating to the capital stock of USANA (each, a “Contribution Agreement”) to be executed in connection with the Acquisition, (c) the Acquisition shall have been consummated no earlier than 21 business days after the commencement of the tender offer and the filing of the Schedule TO, in all material respects, in accordance with the terms of the Offer to Purchase and the Schedule TO provided to the Arranger, such that AcquisitionCo, on the Closing Date, owns no less than 90% (on a fully diluted basis) of the issued and outstanding common stock of USANA, and (d) AcquisitionCo shall have caused the capital stock of USANA to be de-listed from the NASDAQ. The Arranger shall be reasonably satisfied with the terms of any amendments, modifications or waivers to the Offer to Purchase, the Schedule TO and each Contribution Agreement arising after the date of the Commitment Letter.

(xxi)	The Lenders shall have received, sufficiently in advance of the Closing Date, all documentation and other information that may be required by the Agent and the Lenders in order to enable compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the United States PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

Representations and Warranties:	Customary representations and warranties (subject to customary exceptions, qualifications and materiality thresholds) including, but not limited to: corporate existence and good standing, authority to enter into loan documentation, governmental approvals, enforceability of Loan Documents, capitalization, litigation and commercial tort claims, financial statements, non-violation of other agreements, compliance with environmental, pension and other laws, taxes, Regulations T, U and X, nature of business, permits, real property, insurance, use of proceeds, solvency, location of Collateral, material contracts, intellectual property, customers and suppliers, absence of Material Adverse Change, absence of default or unmatured default under the Financing Facility and priority of the Agent’s liens.

Covenants:	Customary covenants (subject to customary exceptions, qualifications and materiality thresholds) including, but not limited to: provision of financial statements, notices of litigation, defaults and unmatured defaults and other material information, compliance with laws, preservation of existence, books and records, inspection of properties, maintenance of properties and insurance, obtaining of permits, currency exchange and interest rate hedging (as may be reasonably required by the Agent), change in Collateral locations, commercially reasonable efforts to obtain landlord waivers and collateral access agreements (subject to thresholds to be agreed), after acquired real property, and limitations with respect to liens and encumbrances, indebtedness, dispositions, dividends and retirement of capital stock and management fees and certain other payments, issuance of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, change in nature of business, materially adverse modifications of material contracts, organization documents and certain other agreements governing subordinated indebtedness, compromise of accounts receivable, compliance with pension, environmental and other laws, operating and capital leases, transactions with affiliates and prepayment of subordinated indebtedness.

Financial covenants shall consist of the following: maximum capital expenditures, maximum senior secured debt/EBITDA, minimum EBITDA and minimum fixed charge coverage, subject to customary exceptions, qualifications and materiality thresholds to be agreed upon by the Borrowers and the Agent and based upon the final financial projection models provided to the Arranger prior to the date hereof with customary cushions to be agreed upon.

Financial reporting shall consist of the following: (i) annual, audited financial statements, (ii) quarterly, internally prepared, financial statements, (iii) monthly, internally prepared, financial statements and an annual budget prepared on a monthly basis and (iv) other financial reporting (including bi-annual update calls with senior management) customary in facilities of this nature as required by the Lenders.

Events of Default:	Customary events of default (subject to customary grace and cure periods) including, but not limited to: defaults relating to payment, cross-default to other indebtedness (subject to a threshold to be agreed), violation of covenants, breach of representations or warranties in any material respect, bankruptcy or insolvency, judgment, ERISA, environmental, change of control and other events of default which are customary in facilities of this nature.

Brokers’ Fees:	The Borrowers agree to jointly and severally assume obligations to pay broker fees (to the extent applicable) and indemnify the Agent and the Lenders and hold each of the foregoing harmless from and against any claim of any other broker or finder arising out of any transaction involving Gull Holdings or any of its subsidiaries. Ableco acknowledges that it has not incurred and will not incur any broker fees with respect to a loan transaction with the Borrowers.

Governing Law:	All documentation in connection with the Financing Facility shall be governed by the laws of the State of New York.

Assignments and Participations:	Each Lender may sell or assign its rights and obligations with respect to all, or portions of, the Financing Facility, or any part thereof, to any bank or other commercial lenders; provided that, so long as no event of default exists and except in the case of assignments to any affiliate or related fund of a Lender, each Lender shall consult with the Borrowers prior to any such assignment. Each Lender may also grant or sell participations in such rights and obligations, or any part thereof, to any bank or other financial institution.

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